Exhibit 99.1

ZK International to Benefit from New Green Building Standard That Went into

Effect on August 1, 2019

WENZHOU, China, Aug. 20, 2019 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced that the Chinese government started implementing a new Assessment Standard for Green Buildings (‘the New Standard”) this month, which the Company believes provides a favorable catalyst for the stainless steel pipe industry for years to come and could potentially benefit companies such as ZK International.

The New Standard, coded with National Standard No.: GB/T50378-2019, was jointed promulgated by the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation on March 13, 2019 (Notice No. 61) and went into effect on August 1, 2019. As part of the New Standard, it requires the mandatory use of stainless steel or copper pipes over more traditional PPR, synthetic plastic or galvanized pipes for water supply.

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "the Chinese government has been encouraging broader application of stainless steel water supply pipes in recent years on the back of increasing evidences of and concerns over secondary pollution in the water pipe network using PPR, synthetic plastic, or galvanized pipes. The New Standard is a testament to the government’s commitment to the water infrastructure upgrade initiatives. According to the National Bureau of Statistics of the PRC, the water supply pipe market reached RMB610.3 billion in 2018, of which stainless steel pipes only accounted for approximately 30% of total. We expect the New Standard to drive accelerated growth of the stainless steel pipe market that would benefit companies like us.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com